Exhibit 99.121

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD INTERSECTS SHALLOW, HIGH-GRADE GOLD

MINERALIZATION AT VOGEL WITH OPEN-PIT RESOURCE POTENTIAL

•                 V-10-50 intersects 3.96 gpt over 31.00 m, including 9.66 gpt over 10.50 m, V-10-24 intersects 4.09 gpt over 22.50 m, V-10-42 intersects 3.22 gpt over 22.20 m, V-10-09 intersects 57.55 gpt over 2.40 m, V-10-13 intersects 2.18 gpt over 16.00 m and V-10-15 intersects 2.03 gpt over 21.00 m, all within 125 m of surface.

•                 V-10-45 intersects 13.90 gpt over 6.00 m, including 119.0 gpt over 0.60 m, V-10-26 intersects 29.39 gpt over 2.00 m, including 116.50 gpt over 0.50 m, V-10-35 intersects 9.82 gpt over 3.00 m and 5.25 gpt over 1.50 m, and V-10-48 intersects 5.66 gpt over 1.50 m near eastern limit of previous drilling, confirms shallow eastward plunging system extending to depth.

•                 Shallow depth and significant width of new intersections suggest potential to develop an open pit resource which could be combined with deeper higher grade resources to create a combined open pit, underground mining scenario feeding an expanded Bell Creek Milling Complex.

Toronto, Ontario (August 3, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from 53 holes (10,605 m) of the 2010 drill program at the Company’s Vogel property. The Vogel property is located approximately 2 km east of the Bell Creek Mine and Mill Complex and contains a non 43-101 compliant historic resource of approximately 1.64 M tonnes grading 10.20 gpt (511,000 ounces) within 720 metres of surface, including 668,700 tonnes grading 10.20 gpt (208,000 ounces) above the 320 metre level(1). The drill program wasdesigned to infill and extend select portions of the property overlying the historic resource to a drill spacing of 60 metres or less in order to improve the geologic model and provide an initial indication regarding the potential for developing a combined open pit and underground resource.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results provide strong confirmation of the potential at the Vogel property to host significant resources and contribute meaningfully to future production at the Bell Creek Complex. An open pit resource would provide additional feed for an expanded mill and direct access for underground mining of zones extending to depth. Based on the new results, we plan to conduct additional drilling to pursue the open pit concept in support of a new mineral resource estimate for Vogel using a combined open pit and underground mining scenario.”

Significant results include: 57.55 gpt over 2.40 m in V-10-09, 4.09 gpt over 22.50 m in V-10-24, 3.22 gpt over 22.20 m in V-10-42, 3.96 gpt over 31.00 m in V-10-50, including 9.66 gpt over 10.50 m, 2.18 gpt over 16.00 m in V-10-13 and 2.03 gpt over 21.00 m in V-10-15, which were drilled in the central portion of the property surrounding holes previously drilled at 50-75 metre centers. The previous holes, which included such intersections as 3.99 gpt over 35.00 m in BH9523 and 2.61 gpt over 15.20 m in V-05-15, contained similar widths as the new holes, but were modeled assuming a narrow underground resource scenario.

(1)                  The historic resource was prepared in 1999 by A.C. Howe and Associates. Lake Shore Gold has not done the necessary work to verify the historic resource figures nor verify their accuracy and these figures should not be relied upon. It appears that most of these resources would be classified as Inferred resources under CIMM standards with some portions below the 320 metre level being drilled on spacings which are too wide for classification and assigned to exploration potential.

Observations from drilling and modeling to date indicate that the bulk of the mineralization at the property occurs within an east-west trending corridor of strong hydrothermal alteration located along the north contact of the Vogel volcanic belt with ultramafic rocks and is controlled by a series of vertical and moderate to shallow south dipping veins and shear structures. Most of the wider and better grade intersections listed above are associated with irregular shaped lenses located within a 300 metre strike length of the alteration corridor where vertical and shallower dipping structures appear to merge. The best open pit resource potential at this time appears to lie between surface and 175 metres below surface with underground potential lying both along strike and to depth below that level.

Also included in the new drill results are numerous high-grade and narrower intersections which surround the wider zones that are considered amenable to selective underground mining, including those in V-10-26, V-10-45, V-10-09, V-10-35 and V-10-48. Holes V-10-26 and V-10-09 intersected high grade mineralization in the central portion of the property within 100 m of surface. V-10-26 intersected 29.39 gpt over 2.00 m, including 116.50 gpt over 0.50 m, while V-10-09 intersected 57.55 gpt over 2.40 m, including 335.00 gpt over 0.40 m. The other holes were drilled near the eastern limit of previous drilling suggesting that the overall mineralized system may have a shallow eastward plunge that is still open to depth. These holes include V-10-45 which intersected 13.90 gpt over 6.00 m, including 119.0 gpt over 0.60 m, whereas V-10-35 intersected 9.82 gpt over 3.00 m and 5.25 gpt over 1.50 m and V-10-48 intersected 5.66 gpt over 1.50 m.

In total, over 50 occurrences of visible gold were noted during logging and sampling of the new holes.

Drilling at Vogel is currently continuing with one drill in order to further reduce drill spacing within the limits of the potential open pit resource as well as to test for extensions of mineralization along strike and to depth. .

Quality Control

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the Vogel Property is Keith Green, P.Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. He is an employee of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Zones with visible gold are selectively tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Vogel Property - Significant New Assay results

Hole Number	East	Depth (m)	From (m)	To (m)	Length (m)	Assay (gpt)	Comments
V-10-04	7020.0	200.0	32.50	33.50	1.00	3.40
			46.00	47.00	1.00	5.18	VG at 46.0m
V-10-05	6940.0	281.0	93.00	95.00	2.00	6.39
		incl	94.00	95.00	1.00	12.60
			143.00	145.00	2.00	6.75
			223.00	225.00	2.00	15.87
		incl	224.00	228.00	1.00	31.40
V-10-06	6940.0	182.0	84.00	87.00	3.00	6.15
		incl	84.00	85.00	1.00	14.90
			102.00	111.00	9.00	3.00
		incl	102.00	103.00	1.00	11.35
V-10-08	6960.0	131.0	65.00	68.00	3.00	15.04
		incl	67.00	68.00	1.00	42.80	VG at 67.0 and 67.5m
V-10-09	6980.0	152.0	87.60	90.00	2.40	57.55	VG at 87.5m and 89.0m
		incl	88.00	88.40	0.40	335.00
			110.00	111.00	1.00	8.33	VG at 110.0m
V-10-10	7000.0	271.0	202.00	204.00	2.00	6.95
		incl	203.00	204.00	1.00	13.90
V-10-11	7220.0	92.0	66.80	69.00	2.20	17.47
		incl	67.50	68.00	0.50	66.40
V-10-12	7220.0	131.0	101.50	102.00	0.50	5.04
			106.00	107.80	1.80	7.59
V-10-13	7220.0	185.0	114.00	130.00	16.00	2.18
		incl	114.00	116.00	2.00	7.96
V-10-14	7220.0	272.0	204.40	204.8	0.40	7.17	VG at 204.5m
V-10-15	7240.0	111.0	80.00	101.00	21.00	2.03	VG at 101.5m
		incl	83.20	83.50	0.30	21.50
		and incl	97.50	99.00	1.50	7.92
V-10-17	7200.0	98.0	81.50	83.00	1.50	4.81	VG at 82.0m
		incl	82.00	82.40	0.40	11.65
V-10-18	7260.0	120.0	79.70	81.30	1.60	9.05	VG at 81.0m
		incl	80.70	81.00	0.30	45.70
V-10-19	7200.0	146.0	84.00	85.00	1.00	2.35	VG at 85.0m
V-10-21	7180.0	104.0	82.30	85.20	2.90	3.35
		incl	84.80	85.20	0.40	11.00
V-10-23	7050.0	294.0	109.50	111.00	1.50	6.91
			129.80	131.60	1.80	2.66
			236.50	238.00	1.50	5.11
			244.70	245.00	0.30	8.78

Hole Number	East	Depth (m)	From (m)	To (m)	Length	Assay (gpt)	Comments
V-10-24	7160.0	95.0	60.50	83.00	22.50	4.09	VG at 60.9m and 70.3m
		incl	66.60	70.70	4.10	12.04
		or incl	70.00	70.70	0.70	42.40
		and incl	79.00	82.00	3.00	9.38
V-10-25	7300.0	111.0	60.00	60.30	0.30	17.90	VG at 60.0m and 60.1m
V-10-26	7060.0	100.0	58.70	60.40	1.70	3.23	VG at 58.9m
			78.00	80.00	2.00	29.39
		incl	78.50	79.00	0.50	116.50
			89.00	93.50	4.50	3.52
V-10-27	7060.0	222.0	76.00	76.50	0.50	7.88	VG at 76.0m, 76.3m, 84.1m
			178.90	181.00	2.10	2.65
			184.50	185.60	1.10	5.75	and 175.3m
V-10-28	7160.0	290.0	204.90	206.10	1.20	3.80	VG at 205.5m, 207.9m
			213.60	215.00	1.40	6.03	VG at 214.0m
		incl	214.20	214.50	0.30	28.00
			243.00	244.00	1.00	8.57
			250.60	251.20	0.60	9.35
V-10-31	7060.0	240.0	82.00	84.00	2.00	10.35
		incl	82.00	83.00	1.00	20.50
			164.00	165.50	1.50	12.46	VG at 165.0m and 165.1m
		incl	164.80	165.20	0.40	45.00
			198.60	199.20	0.60	25.20
V-10-33	6960.0	171.0	119.00	121.00	2.00	4.31	VG at 119.4m and 120.9m
		incl	119.60	120.00	0.40	15.75
V-10-35	7320.0	111.0	58.50	60.00	1.50	5.25
		incl	58.50	59.00	0.50	15.65
			78.00	81.00	3.00	9.82
		incl	80.00	81.00	1.00	28.00
V-10-36	7180.0	212.0	121.70	123.00	1.30	7.67
V-10-37	7320.0	180.0	106.50	108.20	1.70	4.47
			110.10	111.60	1.50	6.60
		incl	111.00	111.60	0.60	15.20
V-10-38	7120.0	131.0	82.00	84.00	2.00	9.97
		incl	82.00	83.00	1.00	18.45
			89.30	89.60	0.30	13.80
			93.00	94.50	1.50	7.88
V-10-40	7340.0	222.0	175.50	178.60	3.10	3.87
		incl	176.00	176.50	0.50	14.10

Hole			From	To	Length	Assay
Number	East	Depth (m)	(m)	(m)	(m)	(gpt)	Comments
V-10-41	7120.0	182.0	112.00	115.00	3.00	4.40	VG at 114.95m
			148.00	150.00	2.00	6.49
V-10-42	7025.0	249.0	139.50	141.10	1.60	8.90	VG at 158.9m and 161.5m
		incl	139.50	140.00	0.50	25.20
			160.80	183.00	22.20	3.22
		incl	166.00	170.00	4.00	8.37
		or incl	166.50	166.90	0.40	17.20
V-10-45	7320.0	282.0	202.00	208.00	6.00	13.90
		incl	205.20	205.80	0.60	119.00	VG at 129.9m
			219.65	219.85	0.20	8.86	VG at 219.7m
V-10-46	7100.0	90.0	55.00	60.00	5.00	3.08
		incl	59.40	60.00	0.60	11.35
							VG at 251.3m, 251.6m and
V-10-48	7370.0	300.0	250.50	252.00	1.50	5.66	258.6m
		incl	251.60	252.00	0.40	15.40
V-10-49	7242.0	270.0	168.70	170.40	1.70	13.47	VG at 169.9m
		incl	169.60	170.00	0.40	50.60
			192.20	195.80	3.60	5.15
		incl	192.20	192.50	0.30	44.80
V-10-50	7205.0	211.0	146.00	177.00	31.00	3.96
		incl	147.50	158.00	10.50	9.66	VG at 149.0m and 152.9m
		or incl	149.00	150.00	1.00	80.04
			183.00	185.00	2.00	4.46	VG at 184.8m
		incl	184.70	185.00	0.30	21.40
							VG at 407.4m, 453.1m and
V-10-52	7260.0	602.0	518.30	518.60	0.30	2.34	518.5m
V-10-43	6880.0	210.0	59.00	59.50	0.50	35.00	VG at 59.3m
S-10-08	6860.0	152.0	79.00	81.00	2.00	4.60
S-10-09	6880.0	161.0	89.00	91.00	2.00	11.11
		incl	89.00	90.00	1.00	22.20
S-10-10	6880.0	272.0	62.00	63.00	1.00	1.54	VG at 62.8m and 69.8m
			69.40	70.00	0.60	3.73

Note:	1) Holes V-10-03, V-10-07, V-10-16, V-10-20, V-10-22, V-10-29, V-10-30, V-10-32, V-10-34, V-10-39, V-10-44, V-10-47, V-10-51 contained lower grade gold values.
2) All widths reported are drilled thicknesses as true widths are not known at this time.
3) All assays are reported uncut.

Figure 1. Area Map

N
NEW MINE TREND
Stringer
9.4g /2.2m
19.4g /1.0m
Marlhill Inventory
approx. 100,000 oz
Hoyle Pond
Past Prod.
2.4 M oz @ 13.0g
BELL CREEK
COMPLEX
SCHUMACHER
VOGEL
OWL CREEK
PIT
BELL CREEK
PROPERTY
Untested Geophysics
and Soil Anomalies
VOGEL 2010
DIAMOND DRILLING
MURPHY TWP
HOYLE TWP
Wetmore
14.4g /4.2m
7.8g /13.9m
Pamour
Past Prod.
4.2 M oz @ 3.1g
CARON
Beaumont
7.4g /4.0m
21.1g /1.0m
11.8g /1.45m
Whitney
6.4g /0.4m
NORTH WHITNEY
KINCH
PAMOUR
HALLNOR
TISDALE TWP
WHITNEY TWP
BONWHIT
BONETAL
BROULAN
PORCUPINE
DAVIDSON TISDALE
BROULAN REEF
FAULT
HUGH PAM
PORCUPINE
BANNER PROSPECT
Hallnor / Broulan Trend
Past Prod.
2.7 M oz @ 10.6g
DESTOR
0 0.5 1 2
Kilometers
Legend
Former Gold Producer or Prospect
LSG Bell Creek Complex
New Mine Trend
Diabase
Felsic Intrusives
Ultramafic Volcanics
Mafic Volcanics
Sediments

Figure 2. Plan View

Figure 3. Cross Section

4600
4800
5000
2300
2200
2100
2000
SURFACE
V-10-11
17.47 gpt /2.20m
incl. 66.40 gpt /0.50m
V-10-15
2.03 gpt /21.00m
BH9523
3.99 gpt /53.00m
V-10-50
3.96gpt /31.00m
incl. 9.66 gpt /10.50m
or incl. 80.04 gpt /1.00m
4.46 gpt /2.00m
V-10-49
13.47 gpt /1.70m
incl. 50.60 gpt /0.40m
5.15 gpt /3.60m
incl. 44.80 gpt /0.30m
GV04-22
24.65 gpt /2.10m
0 50 100
Meters
Composites:
Au gpt over meters
Hole 6432
7.51 gpt /15.00m
incl. 16.77 gpt/4.00m
6431
3.53 gpt /5.00m
Hole 6432
13.99 gpt /4.00m
Legend
Overburden
Ultramafic Volcanics
Mafic Volcanics
Clastic Sediments
Altered and Mineralized Zone
LAKE SHORE
GOLD CORP.
VOGEL PROJECT
SECTION 7240 EAST
LOOKING WEST
Date: July, 2010
File: vogel_7240e.mxd
Name: